MECHEL REPORTS THE 1H 2017 FINANCIAL RESULTS

Consolidated revenue – 149.4 bln rubles (+15% compared to 1H2016)
EBITDA* - 40.2 bln rubles (+56% compared to 1H2016)
Net profit, attributable to equity shareholders of Mechel PAO – 5.0 bln rubles

Moscow, Russia – August 23, 2017 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 1H2017.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“The company’s 1H2017 results demonstrated a substantial improvement year-on-year. This became possible due to a positive dynamics in the coking coal market, significant diversification of our steel facilities’ products and an increase in the share of high value-added products — rails, beams and special steel. The company made every effort to efficiently use opportunities presented by favorable market conditions to improve its financial results and free cash flow. The net profit figure was largely driven by the currency denominated debt revaluation depending on currency exchange rates fluctuations.

Also, we made significant progress in repairs of our technological equipment and increase in our machinery fleet by acquiring new vehicles, lease financing and contractors outsourcing. Over the last six months, we made major repairs of our production facilities at our steel and mining segments, acquired and put into operation new trucks, excavators and other mining machinery. Capital investment in 1H2017 increased by more than twofold and reached 5.4 bln rubles. More than several dozen of vehicles are planned to arrive at our mining facilities by the end of the year. Considering the specifics of mining, the results of these efforts will be reflected in our future operating results.”

Consolidated Results For The 1H 2017

Mln rubles	1H’ 17	1H’ 16		2Q’ 17	1Q’ 17
Revenue
from external customers	149,384	130,197	15%	71,970	77,414	-7%

Operating profit	30,677	17,200	78%	12,588	18,089	-30%

EBITDA	40,227	25,721	56%	17,421	22,806	-24%

EBITDA, margin	27%	20%		24%	29%

Net profit (loss) attributable to equity shareholders of Mechel PAO	4,994	8,300	-40%	(8,908)	13,902

Mining Segment

Mechel Mining Management OOO’s Chief Executive Officer Pavel Shtark noted:

“The coking coal market’s volatility, which we observed late last year and early this year, remained in the second quarter. April began with a hike in prices for high-quality hard coking coal concentrate from around $150 per tonne to over $300 per tonne after tropical storm Debbie seriously damaged the railroads used for transportation of coal mined in Australia’s Queensland to ports. These damages had briefly cut down coal exports from this region to international markets, creating a supply shortage. By mid-May, as local infrastructure recovered, coal prices went back to the level prior to the force majeure and remained there until the end of the quarter. In the third quarter, coal prices again began to grow and currently spot prices for hard coking coal are nearly at the level of $200 per tonne.

Due to uncertain spot market situation, negotiations between Australian mining companies and Japanese steelmakers regarding the 2Q2017 contract prices for hard coking coal had dragged out and ultimately resulted in a transfer to a new price system linked to spot indices. The ‘benchmark’ for hard coking coal was replaced by a ‘reference rate’ calculated as an average spot index over the period a month before the supply period.

The division took the advantage from the favorable market situation early in this quarter and increase coking coal exports to Asia-Pacific Region. We increased mining volumes by 4% quarter-on-quarter. Sales of coking coal concentrate also increased by 4%. Coking coal concentrate exports in 2Q2017 went up by over 20% quarter-on-quarter, and we nearly quadrupled our exports of Elga coal. Nevertheless, average commodity prices in 2Q2017 were lower than in 1Q2017, that led to a decrease in revenue and EBITDA quarter-on-quarter.”

Mln rubles	1H’ 17	1H’ 16		2Q’ 17	1Q’ 17
Revenue
from external customers	51,519	40,059	29%	23,531	27,988	-16%

Revenue inter-segment	23,268	14,711	58%	10,803	12,465	-13%

EBITDA	34,563	14,438	139%	14,607	19,956	-27%

EBITDA, margin	46%	26%		43%	49%

Steel Segment

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“In 2Q2017, we continued to increase the share of high value-added products in the division’s sales structure. We have almost given up selling billets and reduced sales of wire rod by more than a quarter. Flat products sales remained at the previous quarter’s level. Sales of products made at Chelyabinsk Metallurgical Plant’s universal rolling mill, rebar and hardware went up. At the same time, the division’s revenue growth was limited by the second quarter’s market situation, which was weaker than in the first quarter. Since April, Russia’s rebar market has been hit by a negative price dynamics due to high stock, weak demand and the price slump on global markets of semi-finished and finished products. Prices began to recover only by the end of the quarter. This positive dynamics still persists, but effect from current prices will be reflected in the third quarter’s results. Meanwhile, even as revenue from sales to third parties grew, the division’s EBITDA decreased. Diversification of our product range improved the division’s financial results, but high commodity prices, including prices for raw materials acquired within the group, negated this effect.

In 2Q2017, we made a range of repairs to our facilities’ equipment. At Chelyabinsk Metallurgical Plant, we repaired two sintering machines and completed equipment repairs in the oxygen-converter workshop. At Izhstal, we conducted major repairs of the arc furnace for alloyed, stainless and high-speed steels. These measures will ensure stable and efficient work of those facilities and increase the level of ecological safety. We also continued to master production of new types of products. For example, Chelyabinsk Metallurgical Plant implemented technical solutions enabling the plant to produce bulk ingots. This production technology was successfully tested early in the third quarter 2017. The universal rolling mill also mastered production of new types of profiles, including rails compliant with the European railroad standards.”

Mln rubles	1H’ 17	1H’ 16		2Q’ 17	1Q’ 17
Revenue
from external customers	84,955	77,604	9%	42,926	42,029	2%

Revenue inter-segment	3,740	3,619	3%	1,776	1,964	-10%

EBITDA	6,074	9,520	-36%	2,518	3,556	-29%

EBITDA, margin	7%	12%		6%	8%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Petr Pashnin noted:

“The second quarter’s financial results demonstrated a foreseen decrease quarter-on-quarter, as heat and electricity generation and sales went down with the closure of the heating season and beginning of repairs. The weakening of 1H2017 financial results year-on-year, even with a positive dynamics in our revenue, is due to the growth of tariffs on electricity for resale.”

Mln rubles	1H’ 17	1H’ 16		2Q’ 17	1Q’ 17
Revenue
from external customers	12,910	12,535	3%	5,514	7,396	-25%

Revenue inter-segment	8,473	7,899	7%	3,835	4,638	-17%

EBITDA	966	2,014	-52%	261	705	-63%

EBITDA, margin	5%	10%		3%	6%

***

The management of Mechel will host a conference call today at 18:00 p.m. Moscow time (4:00 p.m. London time, 11 a.m. New York time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Alexey Lukashov
Director of Investor Relations
Mechel PAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

* EBITDA — Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

Attachments to the 1H 2017 Financial results Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents net profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation and depletion, Foreign exchange (gain) loss, net, Finance costs including fines and penalties on overdue loans and borrowings and finance lease payments, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, Write-off of accounts receivable, Provision (reversal of provision) for doubtful accounts, Write-off of inventories to net realisable value, Loss (profit) after tax from discontinued operations, net, Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Pension service cost and actuarial loss, other related expenses, Other fines and penalties, Gain on write-off of accounts payable with expired legal term and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our interim condensed consolidated statement of profit (loss). We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest expenses, depreciation and depletion and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Adjusted net profit (loss) represents net profit (loss) attributable to equity shareholders of Mechel PAO before Impairment of goodwill and other non-current assets, Loss (profit) after tax from discontinued operations, net, Net result on the disposal of subsidiaries, Effect on loss attributable to non-controlling interests, Foreign exchange (gain) loss, net, Pension service cost and actuarial loss, other related expenses, Other fines and penalties, Gain on write-off of accounts payable with expired legal term and Other one-off items. Our adjusted net profit (loss) may not be similar to adjusted net profit (loss) measures of other companies. Adjusted net profit (loss) is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our interim condensed consolidated statement of profit (loss). We believe that our adjusted net profit (loss) provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations. While impairment of goodwill and other non-current assets is considered operating expenses under IFRS, these expenses represent the non-cash current period allocation of costs associated with assets acquired or constructed in prior periods. Our adjusted net profit (loss) calculation is used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculations of Net debt, excluding fines and penalties on overdue amounts**+ and trade working capital are presented below:

Mln rubles	30.06.2017	31.12.2016
Interest-bearing loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	390,629	395,571
Interest payable	18,867	16,916
Non-current interest-bearing loans and borrowings	10,209	11,644
Other non-current financial liabilities	38,201	36,197
Other current financial liabilities	618	—
less Cash and cash equivalents	(2,951)	(1,689)
Net debt, excluding finance lease liabilities, fines and penalties on overdue amounts	455,573	458,639

Finance lease liabilities, current portion	8,232	10,175
Finance lease liabilities, non-current portion	775	421
Net debt, excluding fines and penalties on overdue amounts	464,580	469,235

Mln rubles	30.06.2017	31.12.2016

Trade and other receivables	18,938	19,054
Inventories	36,748	35,227
Other current assets	7,430	6,942
Income tax receivables	582	686
Trade current assets	63,698	61,909

Trade and other payables	38,186	40,985
Advances received	4,432	3,815
Provisions and other current liabilities	3,165	3,515
Tax and similar charges payable other than income tax	8,971	9,195
Income tax payable	3,632	2,552
Trade current liabilities	58,386	60,062

Trade working capital	5,312	1,847

EBITDA can be reconciled to our interim condensed consolidated statement of profit (loss) as follows:

} Consolidated Results			Mining Segment ***			Steel Segment***		Power Segment***
Mln rubles	6m 2017	6m 2016	6m 2017	6m 2016	6m 2017	6m 2016	6m 2017	6m 2016
Net profit (loss) attributable to equity shareholders of Mechel PAO	4,994	8,300	10,698	250	(4,312)	7,629	(13)	669

Add:
Depreciation and depletion	7,228	6,566	4,077	3,788	2,919	2,603	232	175

Foreign exchange (gain) loss, net	(1,804)	(17,442)	(1,496)	(10,009)	(308)	(7,358)	—	(76)

Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments	24,096	29,800	17,725	22,150	6,975	8,153	447	587

Finance income	(442)	(3,887)	(1,042)	(3,551)	(421)	(1,337)	(32)	(89)

Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivables, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	1,253	1,230	495	331	508	360	249	540

Loss (profit) after tax from discontinued operations, net	—	244	—	(41)	—	270	—	15

Net result on the disposal of subsidiaries	4	(55)	4	—	—	(55)	—	—

Profit (loss) attributable to non-controlling interests	688	862	593	273	111	465	(16)	125

Income tax expense (benefit)	3,627	(630)	3,123	821	473	(1,510)	31	59

Pension service cost and actuarial loss, other related expenses	64	83	51	61	11	21	2	1

Other fines and penalties	599	668	372	366	159	295	68	8

Gain on write-off of accounts payable with expired legal term	(80)	(18)	(37)	—	(41)	(18)	(2)	—

Other one-off items	—	—	—	—	—	—	—	—

EBITDA	40,227	25,721	34,563	14,438	6,074	9,520	966	2,014

EBITDA, margin	27%	20%	46%	26%	7%	12%	5%	10%
Mln rubles	6m 2017	6m 2016	6m 2017	6m 2016	6m 2017	6m 2016	6m 2017	6m 2016

Net profit (loss) attributable to equity shareholders of Mechel PAO	4,994	8,300	10,698	250	(4,312)	7,629	(13)	669

Add:
Impairment of goodwill and other non-current assets	—	—	—	—	—	—	—	—

Loss (profit) after tax from discontinued operations, net	—	244	—	(41)	—	270	—	15

Net result on the disposal of subsidiaries	4	(55)	4	—	—	(55)	—	—

Effect on loss attributable to non-controlling interests	—	(40)	—	—	—	(40)	—	—

Foreign exchange (gain) loss, net	(1,804)	(17,442)	(1,496)	(10,009)	(308)	(7,358)	—	(76)

Pension service cost and actuarial loss, other related expenses	64	83	51	61	11	21	2	1

Other fines and penalties	599	668	372	366	159	295	68	8

Gain on write-off of accounts payable with expired legal term	(80)	(18)	(37)	—	(41)	(18)	(2)	—

Other one-off items	—	—	—	—	—	—	—	—

Adjusted net profit (loss), net of income tax	3,777	(8,260)	9,592	(9,374)	(4,491)	745	55	618

Operating profit	30,677	17,200	29,201	9,858	2,450	6,284	404	1,307

Add:
Impairment of goodwill and other non-current assets	—	—	—	—	—	—	—	—

Loss on write-off of property, plant and equipment	148	121	62	109	54	13	32	—

Pension service cost and actuarial loss, other related expenses	64	83	51	61	11	21	2	1

Other fines and penalties	599	668	372	366	159	295	68	8

Other one-off items	—	—	—	—	—	—	—	—

Adjusted operating profit	31,488	18,072	29,686	10,393	2,674	6,612	506	1,316

*** including inter-segment operations

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	2q 2017	1q 2017	2q 2017	1q 2017	2q 2017	1q 2017	2q 2017	1q 2017
Net (loss) profit attributable to equity shareholders of Mechel PAO	(8,908)	13,902	(2,163)	12,858	(6,530)	2,218	(250)	237

Add:
Depreciation and depletion	3,811	3,417	2,149	1,928	1,540	1,379	122	110

Foreign exchange loss (gain), net	7,876	(9,679)	4,106	(5,601)	3,756	(4,063)	14	(14)

Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments	11,704	12,392	8,664	9,062	3,348	3,626	217	231

Finance income	(315)	(127)	(554)	(488)	(267)	(154)	(19)	(13)

Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivables, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	675	577	322	173	210	298	143	106

Net result on the disposal of subsidiaries	4	—	4	—	—	—	—	—

Profit (loss) attributable to non-controlling interests	132	556	202	392	(51)	162	(19)	3

Income tax expense (benefit)	2,088	1,539	1,689	1,433	406	68	(7)	38

Pension service cost and actuarial loss, other related expenses	32	32	25	25	6	6	1	1

Other fines and penalties	373	226	199	174	113	44	61	7

Gain on write-off of accounts payable with expired legal term	(51)	(29)	(37)	—	(13)	(28)	(1)	(1)

Other one-off items	—	—	—	—	—	—	—	—

EBITDA	17,421	22,806	14,607	19,956	2,518	3,556	261	705

EBITDA, margin	24%	29%	43%	49%	6%	8%	3%	6%
Mln rubles	2q 2017	1q 2017	2q 2017	1q 2017	2q 2017	1q 2017	2q 2017	1q 2017

Net (loss) profit attributable to equity shareholders of Mechel PAO	(8,908)	13,902	(2,163)	12,858	(6,530)	2,218	(250)	237

Add:
Impairment of goodwill and other non-current assets	—	—	—	—	—	—	—	—

Net result on the disposal of subsidiaries	4	—	4	—	—	—	—	—

Effect on loss attributable to non-controlling interests	—	—	—	—	—	—	—	—

Foreign exchange loss (gain), net	7,876	(9,679)	4,106	(5,601)	3,756	(4,063)	14	(14)

Pension service cost and actuarial loss, other related expenses	32	32	25	25	6	6	1	1

Other fines and penalties	373	226	199	174	113	44	61	7

Gain on write-off of accounts payable with expired legal term	(51)	(29)	(37)	—	(13)	(28)	(1)	(1)

Other one-off items	—	—	—	—	—	—	—	—

Adjusted net (loss) profit, net of income tax	(674)	4,452	2,134	7,456	(2,668)	(1,823)	(175)	230

Operating profit (loss)	12,588	18,089	11,945	17,256	683	1,767	(73)	478

Add:
Impairment of goodwill and other non-current assets	—	—	—	—	—	—	—	—

Loss on write-off of property, plant and equipment	77	71	27	35	49	5	1	31

Pension service cost and actuarial loss, other related expenses	32	32	25	25	6	6	1	1

Other fines and penalties	373	226	199	174	113	44	61	7

Other one-off items	—	—	—	—	—	—	—	—

Adjusted operating profit (loss)	13,070	18,418	12,196	17,490	851	1,822	(10)	517

*** including inter-segment operations

Attachment B

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND OTHER
COMPREHENSIVE INCOME (LOSS)
(All amounts are in millions of Russian rubles)	6 months ended June 30,
	2017*	2016*
	(unaudited)	(unaudited)

Continuing operations
Revenue	149,384	130,197
Cost of sales	(80,608)	(72,175)

Gross profit	68,776	58,022

Selling and distribution expenses	(27,723)	(28,167)
Loss on write-off of property, plant and equipment	(148)	(121)
Provision for doubtful accounts	(321)	(543)
Taxes other than income taxes	(2,556)	(3,168)
Administrative and other operating expenses	(7,718)	(9,100)
Other operating income	367	277
Total selling, distribution and operating income and (expenses), net	(38,099)	(40,822)

Operating profit	30,677	17,200

Finance income	442	3,887
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments of RUB 428 million, RUB 4,567 million for the 6 months ended June 30, 2017 and 2016, respectively	(24,096)	(29,800)
Foreign exchange gain (loss), net	1,804	17,442
Share of profit of associates, net of provision	11	16
Other income	541	168
Other expenses	(70)	(137)

Total other income and (expenses), net	(21,368)	(8,424)

Income before tax from continuing operations	9,309	8,776
Income tax (expense) benefit	(3,627)	630

Income for the period from continuing operations	5,682	9,406
Discontinued operations
Loss after tax for the period from discontinued operations, net	—	(244)
Profit for the period	5,682	9,162

Attributable to:
Equity shareholders of Mechel PAO	4,994	8,300
Non-controlling interests	688	862
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods, net of income tax:	28	1,077
Exchange differences on translation of foreign operations	27	1,085
Net gain (loss) on available for sale financial assets	1	(8)
Other comprehensive income for the period, net of tax	28	1,077

Total comprehensive income, net of tax	5,710	10,239

Attributable to:
Equity shareholders of Mechel PAO	5,022	9,377
Non-controlling interests	688	862

**+ Calculations of Net debt could be differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are in millions of Russian rubles)
	June 30, 2017*	December 31, 2016
	(unaudited)

Assets
Current assets
Cash and cash equivalents	2,951	1,689
Trade and other receivables	18,938	19,054
Inventories	36,748	35,227
Income tax receivables	582	686
Other current financial assets	26	167
Other current assets	7,430	6,942

Total current assets	66,675	63,765

Non-current assets
Property, plant and equipment	202,254	204,353
Mineral licenses	35,167	36,099
Non-current financial assets	205	235
Investments in associates	275	265
Deferred tax assets	1,514	1,502
Goodwill	18,344	18,355
Other non-current assets	804	891

Total non-current assets	258,563	261,700

Total assets	325,238	325,465

Equity and liabilities
Current liabilities
Interest-bearing loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 40,287 million and RUB 38,594 million as of June 30, 2017 and December 31, 2016, respectively	430,916	434,165
Trade and other payables	38,186	40,985
Advances received	4,432	3,815
Provisions	3,121	3,496
Pension obligations	990	944
Finance lease liabilities	8,232	10,175
Income tax payable	3,632	2,552
Taxes and similar charges payable other than income tax	8,971	9,195
Other current financial liabilities	618	—
Other current liabilities	44	19

Total current liabilities	499,142	505,346

Non-current liabilities
Interest-bearing loans and borrowings	10,209	11,644
Provisions	3,770	3,420
Pension obligations	3,583	3,501
Finance lease liabilities	775	421
Deferred tax liabilities	16,938	16,282
Other non-current liabilities	—	159
Other non-current financial liabilities	38,735	36,740
Income tax payable	151	540

Total non-current liabilities	74,161	72,707

Total liabilities	573,303	578,053

Equity
Common shares	4,163	4,163
Preferred shares	833	833
Additional paid-in capital	28,326	28,326
Accumulated other comprehensive income	876	848
Accumulated deficit	(290,306)	(294,444)

Equity attributable to equity shareholders of Mechel PAO	(256,108)	(260,274)
Non-controlling interests	8,043	7,686

Total equity	(248,065)	(252,588)

Total equity and liabilities	325,238	325,465

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are in millions of Russian rubles)	6 months ended June 30,
	2017*	2016*
	(unaudited)	(unaudited)

Cash Flows from Operating Activities
Profit for the period	5,682	9,162
Less loss after tax for the period from discontinued operations, net	—	(244)
Income for the period from continuing operations	5,682	9,406
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:

Depreciation	6,334	5,745
Depletion and amortization	894	822
Foreign exchange (gain) loss, net	(1,804)	(17,442)
Deferred income taxes	646	(252)
Provision for doubtful accounts	321	543
Write-off of accounts receivable	18	210
Write-off of inventories to net realisable value	631	386
Revision in estimated cash flows of rehabilitation provision	—	(12)
Loss on write-off of property, plant and equipment	148	121
Loss on disposal of non-current assets	134	10
Gain on write-off of accounts payable with expired legal term	(80)	(16)
Pension service cost and actuarial loss, other related expenses	64	83
Finance income	(442)	(3,887)
Finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments	24,096	29,800
Gain on royalty and other proceeds associated with disposal of Bluestone	(462)	(10)
Other	162	82
Changes in working capital items:

Trade and other receivables	(334)	(5,247)
Inventories	(2,474)	(1,714)
Trade and other payables	(2,247)	1,318
Advances received	597	65
Taxes payable and other current liabilities	2,525	1,090
Other current assets	(424)	(973)
Income tax paid	(2,360)	(545)
Net operating cash flows from discontinued operations	—	(306)
Net cash provided by operating activities	31,625	19,277

Cash Flows from Investing Activities
Loans issued and other investments	(5)	(11)
Interest received	123	1
Proceeds from disposal of subsidiaries	82	3
Royalty and other proceeds associated with disposal of Bluestone	462	10
Proceeds from loans issued and other investments	142	28
Proceeds from disposals of property, plant and equipment	58	97
Purchases of property, plant and equipment	(3,102)	(989)
Interest paid, capitalized	(188)	(243)
Net cash used in investing activities	(2,428)	(1,104)

Cash Flows from Financing Activities
Proceeds from loans and borrowings	6,179	4,140
Repayment of loans and borrowings	(15,984)	(36,071)
Interest paid, including fines and penalties	(15,869)	(17,203)
Proceeds from sales of 49% share in Elga coal complex, with put-option granted	—	34,300
Repayment of obligations under finance lease	(1,983)	(968)
Deferred payments for acquisition of assets	(108)	—
Deferred consideration paid for the acquisition of subsidiaries in prior periods	(1,545)	(2,652)
Net cash used in financing activities	(29,310)	(18,454)

Effect of exchange rate changes on cash and cash equivalents	(268)	12
Net decrease in cash and cash equivalents	(381)	(269)

Cash and cash equivalents at beginning of period	1,689	3,079
Cash and cash equivalents net of overdrafts at beginning of period	1,453	891

Cash and cash equivalents at end of period	2,951	2,822
Cash and cash equivalents net of overdrafts at end of period	1,072	622

*These interim condensed consolidated financial statements were prepared by Mechel PAO in accordance with IFRS and have not been audited by the independent auditor. If these interim condensed consolidated financial statements are audited in the future, the audit could reveal differences in our consolidated financial results and we cannot assure that any such differences would not be material.
There were certain reclassifications to conform with the current period presentation.